

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

John J. Haley
Chief Executive Officer
Willis Towers Watson Public Limited Company
Willis Towers Watson House
Elm Park
Merrion Road, Dublin 4 Ireland

      Re: Willis Towers Watson Public Limited Company
           Preliminary Proxy Statement on Schedule 14A
           Filed June 12, 2020
           File No. 001-16503

Dear Mr. Haley:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Finance